C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

02055156

Our Ref. : EC/FL/GS/CPP/136/02

BY AIRMAIL

20th September, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

PROCESSED
OCT 0 9 2002
THOMSON FINANCIAL

Attn : International Corporate Finance

RECEIVED SEP 3 0 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

dlw 10/3

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated September 20, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement of Interim Results for the six months ended 30th June, 2002.
   Date : 19th September, 2002
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

The board of directors (the "Directors") announces the unaudited consolidated results of C.P. Pokphand Co. Ltd. and its subsidiaries (the "Group") for the six months ended 30th June, 2002 as follows:

Condensed Consolidated Profit and Loss Account

	Notes	Six months ended 30th June, 2002 (Unaudited) US$'000	2001 (Unaudited) US$'000
Turnover	2	704,971	678,043
Cost of sales		(611,980)	(597,892)
Gross profit		92,991	80,151
Selling expenses		(25,719)	(22,799)
General and administrative expenses		(45,490)	(54,075)
Other income, net	3	49,040	7,999
Profit from operating activities	4	70,822	11,276
Finance costs		(20,891)	(34,819)
Share of profits less losses of jointly controlled entities		8,351	5,694
Share of profits less losses of associates		1,387	758
Profit/(Loss) before tax	2	59,669	(17,091)
Tax	5	(6,500)	(4,569)
Profit/(Loss) after tax		53,169	(21,660)
Minority interests' share of profits less losses		(5,596)	(598)
Net profit/(loss) from ordinary activities attributable to shareholders		47,573	(22,258)
Accumulated losses at beginning of period		(140,483)	(135,918)
Accumulated losses		(92,910)	(158,176)
Transfer to statutory reserves		(1,286)	(851)
Accumulated losses at end of period		(94,196)	(159,027)
		US cents	*US cents*
Earnings/(Loss) per share:			
Basic	6	2.204	(1.031)
Diluted		N/A	N/A
Dividend per share:			
Interim: Nil (2001: Nil)		–	–

Notes:

1. **Accounting policies**

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and International Accounting Standard 34 "Interim Financial Reporting".

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2001.

3. **Other income, net**

	Six months ended 30th June, 2002 (Unaudited) US$'000	2001 (Unaudited) US$'000
The Company and subsidiaries:		
Amortisation of deferred restructuring expenses	(931)	(931)
Gain on disposals of interests in an associate	43,961	–
Gain on disposals of short term investment	544	3,037
Unrealised gain of short term investment	3,829	–
Interest income	1,637	5,893
	49,040	7,999

4. **Profit from operating activities**

	Six months ended 30th June, 2002 (Unaudited) US$'000	2001 (Unaudited) US$'000
The Group's profit from operating activities is arrived at after charging/(crediting):		
Dividend income from short term investment	–	(1,498)
Foreign exchange loss, net	1,008	12,386
Depreciation	24,459	25,015
Loss on disposal of fixed assets, net	153	42
Amortisation of deferred borrowing expenses	–	166

5. **Tax**

	Six months ended 30th June, 2002 (Unaudited) US$'000	2001 (Unaudited) US$'000
The Company and subsidiaries:		
Provision for taxation in respect of profit for the period:		
PRC:		
Hong Kong	–	–
Elsewhere	4,239	2,882
Overseas	–	–
	4,239	2,882
Jointly controlled entities:		
PRC:		
Hong Kong	–	–
Elsewhere	2,129	1,379
	2,129	1,379
Associates:		
PRC:		
Hong Kong	–	–
Elsewhere	132	308
	132	308
Tax charged for the period	6,500	4,569

No provision for Hong Kong taxation has been made as the Group earned no assessable income in Hong Kong during the period (2001: nil).

No overseas tax has been made as there was no corporation tax required to be provided in Turkey in respect of income earned in the country during the period.

attributable to the better performance of our subsidiaries. Consolidated profit attributable to shareholders of this division during the period was US$46.6 million (2001: loss of US$13.5 million). Unit sales of our two main products, complete feed and day-old chicks, were 2.4 million tonnes (2001: 2.6 million tonnes) and 189.4 million units (2001: 200.6 million units) respectively.

As compared with the same period last year, the price of raw materials such as corn and soybean meal was reduced due to good harvest and favourable importing factors. This has resulted in a better gross profit margin for our products in the first half of 2002.

In order to cope with the domestic and export market needs, the Group has extended its focus on poultry products from concentrating on frozen and chilled products to further processed meat and cooked products. Moreover, it has established a new plan to change the chicken raising pattern towards large scale, standardised and fully automated chicken houses such that effective control on raising of chicken and use of medicine can be achieved. Thus, production efficiency can be increased and production cost will be reduced.

During the period under review, the Group disposed of 100,935,116 shares in Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") at an average price of US$0.576 per share and recorded a gain of US$44.0 million. As at 30th June, 2002, the Group's interest in Shanghai Dajiang was 21.5%.

Industrial business

In the first six months of 2002, the motorcycle business of Ek Chor China Motorcycle Co. Ltd., our 68.2%-owned New York-listed subsidiary, continued to face difficult business conditions due to intense price competition. Although our motorcycle manufacturing venture still reported a loss for the period, its sales volume was able to grow, which could form the foundation for a turnaround by year end. Taking into consideration the competitive market environment, the operating results of our parts manufacturing ventures were satisfactory. Net income was RMB18.5 million (US$2.2 million) as compared with RMB20.2 million (US$2.4 million) in 2001.

Turkey

The performance of our Turkish operation has significantly improved and achieved a profit of US$6.1 million (2001: loss of US$7.0 million). During the period, our Turkish operation registered an increase in sales of poultry meat both in terms of volume and unit price. Moreover, it has benefited from the relatively stable value of Turkish Lira this year when compared with the exchange loss from free float of Turkish Lira last year.

Thailand

During the period, all the warrants of Charoen Pokphand Foods Public Company Limited held by the Group were disposed and there was a gain of US$0.5 million on disposal.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2002, the Group had total assets of US1,072.3 million, down 0.9% from US$1,081.5 million at the year end of 2001. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$684.9 million and 343% respectively, as compared with US$752.4 million and 508% as at 31st December, 2001.

Most of the borrowings are in U.S. dollars and RMB, and the interest rates ranged from 2.12% to 7.92% per annum for the period.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

2. **Segmental information**
Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

Analyses of turnover and profit/(loss) before tax by activity and geographical location are as follows:

Turnover:

	Six months ended 30th June, 2002 (Unaudited) *US$'000*	2001 (Unaudited) *US$'000*
By activity:		
Feedmill and poultry operations	704,889	676,366
Investment properties	82	152
Investment holding	–	1,525
	704,971	678,043
By geographical location:		
People's Republic of China ("PRC"):		
Hong Kong	82	179
Elsewhere	647,062	633,483
	647,144	633,662
Turkey	57,827	42,883
Thailand	–	1,498
	704,971	678,043

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

Profit/(Loss) before tax:

	Six months ended 30th June, 2002 (Unaudited) *US$'000*	2001 (Unaudited) *US$'000*
By activity:		
Feedmill and poultry operations	67,057	(13,030)
Industrial operations	3,676	3,794
Investment properties	(370)	(324)
Investment holding*	(10,694)	(7,531)
	59,669	(17,091)
By geographical location:		
PRC:		
Hong Kong	(11,064)	(7,855)
Elsewhere	59,081	(6,179)
	48,017	(14,034)
Turkey	7,279	(7,522)
Indonesia	3,829	–
Thailand	544	4,465
	59,669	(17,091)

* including Hong Kong headquarters' general expenses

6. Earnings/Loss per share are calculated based on the net profit from ordinary activities attributable to shareholders of US$47,573,000 (six months ended 30th June, 2001: net loss of US$22,258,000) and the weighted average of 2,158,480,786 shares (six months ended 30th June, 2001: 2,158,480,786 shares) of the Company in issue during the period.

As the exercise price of options outstanding during the period is higher than the average market price of the Company's shares during the respective periods, the diluted earnings/loss per share for the periods ended 30th June, 2002 and 2001 are not presented because the impact of the options is anti-dilutive.

FINANCIAL REVIEW

The breakdown of net profit/(loss) attributable to shareholders by activity is as follows:

	Six months ended 30th June, 2002 (Unaudited) *US$'000*	2001 (Unaudited) *US$'000*
Agri-business operations		
PRC	46,642	(13,499)
Turkey	6,096	(7,033)
Indonesia	3,829	–
Thailand	544	4,465
	57,111	(16,067)
Industrial operations	1,526	1,664
Investment properties/ investment holding*	(11,064)	(7,855)
Total	47,573	(22,258)

* including Hong Kong headquarters' general expenses

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the year ending 31st December, 2002 (2001: nil).

BUSINESS REVIEW

For the six months ended 30th June, 2002, our business operations recorded improvement in its operating results. Consolidated turnover was US$705.0 million (2001: US$678.0 million). Consolidated profit from operating activities was US$70.8 million (2001: US$11.3 million). Net profit from ordinary activities attributable to shareholders was US$47.6 million (2001: net loss of US$22.3 million).

PRC

Agri-business

Our agri-business operations in the PRC made positive progress during the period under review. Turnover under management was US$1,082.0 million (2001: US$1,201.3 million). Turnover on a consolidated basis was US$647.1 million (2001 : US$633.5 million), a slight increase by 2.1%, which was

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans, floating rate notes and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$86.9 million as at 30th June, 2002 (31st December, 2001: US$88.6 million), a decrease of US$1.7 million.

CHARGES ON GROUP ASSETS

As at 30th June, 2002, out of the total borrowings of US$684.9 million (31st December, 2001: US$752.4 million) obtained by the Group, only US$112.0 million (31st December, 2001: US$120.3 million) were secured and accounted for 16.4% (31st December, 2001: 16.0%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$170.6 million (31st December, 2001: US$132.6 million) and fixed deposits of US$1.5 million (31st December, 2001: US$3.2 million) have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 30th June, 2002, the guarantees provided by the Group was US$27.4 million (31st December, 2001: US$33.2 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2002, the Group employed around 60,000 staff (including 30,000 staff from the jointly controlled entities and associates) in the PRC, Hong Kong and Turkey. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized educational and training programme as well as share option scheme.

RESTRUCTURING

The closing date of the Group restructuring was 28th March, 2002. The Company has made a distribution of US$50.8 million during the period under review, amounting to an aggregate distribution of US$267.6 million.

OUTLOOK

Faced with keen competition and stringent international trading regulations, we are confident that by improving our efficiency and focusing on product development, we are able to cope with the challenges ahead. The Directors remain optimistic about the prospect of our Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report.

AUDIT COMMITTEE

The Audit Committee comprises the two independent non-executive directors of the Company. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements.

PUBLICATION OF FURTHER INFORMATION

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange.

By Order of the Board
Sumet Jiaravanon
Chairman

Hong Kong, 19th September, 2002